UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No.2)*


                                TRUEYOU.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    897876108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 897876108
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Laurus Master Fund, Ltd.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

--------------------------------------------------------------------------------
NUMBER OF      5    SOLE VOTING POWER: 0 shares of Common Stock.*
SHARES
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY       6    SHARED VOTING POWER: 1,837,016 shares of Common Stock.*
EACH
REPORTING      -----------------------------------------------------------------
PERSON         7    SOLE DISPOSITIVE POWER: 0 shares of Common Stock.*

               -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER: 1,837,016 shares of Common Stock.*

--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      1,837,016 shares of Common Stock.*

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |X|

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 9.99%*

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON:  CO

--------------------------------------------------------------------------------
         * Based on 18,388,557 shares of common stock, par value $0.001 per share (the "Shares") outstanding of TrueYou.Com, Inc., a Delaware corporation (the "Company") as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 29,2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV I, Ltd. ("Valens Off. I," and together with the Fund and Valens US, the "Investors") held (i) a common stock purchase warrant (the "June 2006 Warrant") to acquire 37,351,824 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments; (ii) a common stock purchase warrant (the "July Warrants") to acquire 11,080,396 Shares, at an exercise price of $0.001 per Share subject to certain adjustments, (iii) a common stock purchase warrant (the "December 2006 Warrant") to acquire 7,831,638 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments and (iv) 1,632,119 Shares. The June 2006 Warrant and the July Warrants contain an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The

December 2006 Warrant contains an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Fund upon at least 61 days prior notice to the Company, and with respect to the June 2006 Warrant and the December 2006 Warrant only, the Issuance Limitation shall also automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). Under certain circumstances, the Warrants may be convertible into Series E Preferred Convertible Shares, which are convertible into the same number of Shares as the Warrants. The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens US and Valens Off. I are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the Fund Valens US and Valens Off. I reported in this
Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 897876108
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens U.S. SPV I, LLC
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903266

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

--------------------------------------------------------------------------------
NUMBER OF      5    SOLE VOTING POWER: 0 shares of Common Stock.*
SHARES
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY       6    SHARED VOTING POWER: 1,837,016 shares of Common Stock.*
EACH
REPORTING      -----------------------------------------------------------------
PERSON         7    SOLE DISPOSITIVE POWER: 0 shares of Common Stock.*

               -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER: 1,837,016 shares of Common Stock.*

--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      1,837,016 shares of Common Stock.*

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |X|

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 9.99%*

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON:  OO

--------------------------------------------------------------------------------
         * Based on 18,388,557 shares of common stock, par value $0.001 per share (the "Shares") outstanding of TrueYou.Com, Inc., a Delaware corporation (the "Company") as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 29,2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV I, Ltd. ("Valens Off. I," and together with the Fund and Valens US, the "Investors") held (i) a common stock purchase warrant (the "June 2006 Warrant") to acquire 37,351,824 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments; (ii) a common stock purchase warrant (the "July Warrants") to acquire 11,080,396 Shares, at an exercise price of $0.001 per Share subject to certain adjustments, (iii) a common stock purchase warrant (the "December 2006 Warrant") to acquire 7,831,638 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments and (iv) 1,632,119 Shares. The June 2006 Warrant and the July Warrants contain an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The

December 2006 Warrant contains an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Fund upon at least 61 days prior notice to the Company, and with respect to the June 2006 Warrant and the December 2006 Warrant only, the Issuance Limitation shall also automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). Under certain circumstances, the Warrants may be convertible into Series E Preferred Convertible Shares, which are convertible into the same number of Shares as the Warrants. The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens US and Valens Off. I are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the Fund Valens US and Valens Off. I reported in this
Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 897876108
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens Offshore SPV I, Ltd.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0539781

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

--------------------------------------------------------------------------------
NUMBER OF      5    SOLE VOTING POWER: 0 shares of Common Stock.*
SHARES
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY       6    SHARED VOTING POWER: 1,837,016 shares of Common Stock.*
EACH
REPORTING      -----------------------------------------------------------------
PERSON         7    SOLE DISPOSITIVE POWER: 0 shares of Common Stock.*

               -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER: 1,837,016 shares of Common Stock.*

--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      1,837,016 shares of Common Stock.*

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |X|

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 9.99%*

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON:  OO

--------------------------------------------------------------------------------
         * Based on 18,388,557 shares of common stock, par value $0.001 per share (the "Shares") outstanding of TrueYou.Com, Inc., a Delaware corporation (the "Company") as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 29,2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV I, Ltd. ("Valens Off. I," and together with the Fund and Valens US, the "Investors") held (i) a common stock purchase warrant (the "June 2006 Warrant") to acquire 37,351,824 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments; (ii) a common stock purchase warrant (the "July Warrants") to acquire 11,080,396 Shares, at an exercise price of $0.001 per Share subject to certain adjustments, (iii) a common stock purchase warrant (the "December 2006 Warrant") to acquire 7,831,638 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments and (iv) 1,632,119 Shares. The June 2006 Warrant and the July Warrants contain an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The

December 2006 Warrant contains an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Fund upon at least 61 days prior notice to the Company, and with respect to the June 2006 Warrant and the December 2006 Warrant only, the Issuance Limitation shall also automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). Under certain circumstances, the Warrants may be convertible into Series E Preferred Convertible Shares, which are convertible into the same number of Shares as the Warrants. The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens US and Valens Off. I are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the Fund Valens US and Valens Off. I reported in this
Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 897876108
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Laurus Capital Management, LLC
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4150669

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

--------------------------------------------------------------------------------
NUMBER OF      5    SOLE VOTING POWER: 0 shares of Common Stock.*
SHARES
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY       6    SHARED VOTING POWER: 1,837,016 shares of Common Stock.*
EACH
REPORTING      -----------------------------------------------------------------
PERSON         7    SOLE DISPOSITIVE POWER: 0 shares of Common Stock.*

               -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER: 1,837,016 shares of Common Stock.*

--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      1,837,016 shares of Common Stock.*

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |X|

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 9.99%*

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON:  OO

--------------------------------------------------------------------------------
         * Based on 18,388,557 shares of common stock, par value $0.001 per share (the "Shares") outstanding of TrueYou.Com, Inc., a Delaware corporation (the "Company") as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 29,2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV I, Ltd. ("Valens Off. I," and together with the Fund and Valens US, the "Investors") held (i) a common stock purchase warrant (the "June 2006 Warrant") to acquire 37,351,824 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments; (ii) a common stock purchase warrant (the "July Warrants") to acquire 11,080,396 Shares, at an exercise price of $0.001 per Share subject to certain adjustments, (iii) a common stock purchase warrant (the "December 2006 Warrant") to acquire 7,831,638 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments and (iv) 1,632,119 Shares. The June 2006 Warrant and the July Warrants contain an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The

December 2006 Warrant contains an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Fund upon at least 61 days prior notice to the Company, and with respect to the June 2006 Warrant and the December 2006 Warrant only, the Issuance Limitation shall also automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). Under certain circumstances, the Warrants may be convertible into Series E Preferred Convertible Shares, which are convertible into the same number of Shares as the Warrants. The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens US and Valens Off. I are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the Fund Valens US and Valens Off. I reported in this
Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 897876108
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens Capital Management, LLC
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903345

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

--------------------------------------------------------------------------------
NUMBER OF      5    SOLE VOTING POWER: 0 shares of Common Stock.*
SHARES
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY       6    SHARED VOTING POWER: 1,837,016 shares of Common Stock.*
EACH
REPORTING      -----------------------------------------------------------------
PERSON         7    SOLE DISPOSITIVE POWER: 0 shares of Common Stock.*

               -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER: 1,837,016 shares of Common Stock.*

--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      1,837,016 shares of Common Stock.*

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |X|

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 9.99%*

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON:  OO

--------------------------------------------------------------------------------
         * Based on 18,388,557 shares of common stock, par value $0.001 per share (the "Shares") outstanding of TrueYou.Com, Inc., a Delaware corporation (the "Company") as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 29,2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV I, Ltd. ("Valens Off. I," and together with the Fund and Valens US, the "Investors") held (i) a common stock purchase warrant (the "June 2006 Warrant") to acquire 37,351,824 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments; (ii) a common stock purchase warrant (the "July Warrants") to acquire 11,080,396 Shares, at an exercise price of $0.001 per Share subject to certain adjustments, (iii) a common stock purchase warrant (the "December 2006 Warrant") to acquire 7,831,638 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments and (iv) 1,632,119 Shares. The June 2006 Warrant and the July Warrants contain an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The

December 2006 Warrant contains an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Fund upon at least 61 days prior notice to the Company, and with respect to the June 2006 Warrant and the December 2006 Warrant only, the Issuance Limitation shall also automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). Under certain circumstances, the Warrants may be convertible into Series E Preferred Convertible Shares, which are convertible into the same number of Shares as the Warrants. The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens US and Valens Off. I are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the Fund Valens US and Valens Off. I reported in this
Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 897876108
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: David Grin

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

--------------------------------------------------------------------------------
NUMBER OF      5    SOLE VOTING POWER: 0 shares of Common Stock.*
SHARES
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY       6    SHARED VOTING POWER: 1,837,016 shares of Common Stock.*
EACH
REPORTING      -----------------------------------------------------------------
PERSON         7    SOLE DISPOSITIVE POWER: 0 shares of Common Stock.*

               -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER: 1,837,016 shares of Common Stock.*

--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      1,837,016 shares of Common Stock.*

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |X|

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 9.99%*

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------
         * Based on 18,388,557 shares of common stock, par value $0.001 per share (the "Shares") outstanding of TrueYou.Com, Inc., a Delaware corporation (the "Company") as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 29,2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV I, Ltd. ("Valens Off. I," and together with the Fund and Valens US, the "Investors") held (i) a common stock purchase warrant (the "June 2006 Warrant") to acquire 37,351,824 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments; (ii) a common stock purchase warrant (the "July Warrants") to acquire 11,080,396 Shares, at an exercise price of $0.001 per Share subject to certain adjustments, (iii) a common stock purchase warrant (the "December 2006 Warrant") to acquire 7,831,638 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments and (iv) 1,632,119 Shares. The June 2006 Warrant and the July Warrants contain an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The

December 2006 Warrant contains an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Fund upon at least 61 days prior notice to the Company, and with respect to the June 2006 Warrant and the December 2006 Warrant only, the Issuance Limitation shall also automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). Under certain circumstances, the Warrants may be convertible into Series E Preferred Convertible Shares, which are convertible into the same number of Shares as the Warrants. The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens US and Valens Off. I are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the Fund Valens US and Valens Off. I reported in this
Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 897876108
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Eugene Grin

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION: United States

--------------------------------------------------------------------------------
NUMBER OF      5    SOLE VOTING POWER: 0 shares of Common Stock.*
SHARES
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY       6    SHARED VOTING POWER: 1,837,016 shares of Common Stock.*
EACH
REPORTING      -----------------------------------------------------------------
PERSON         7    SOLE DISPOSITIVE POWER: 0 shares of Common Stock.*

               -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER: 1,837,016 shares of Common Stock.*

--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      1,837,016 shares of Common Stock.*

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |X|

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 9.99%*

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------
         * Based on 18,388,557 shares of common stock, par value $0.001 per share (the "Shares") outstanding of TrueYou.Com, Inc., a Delaware corporation (the "Company") as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 29,2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV I, Ltd. ("Valens Off. I," and together with the Fund and Valens US, the "Investors") held (i) a common stock purchase warrant (the "June 2006 Warrant") to acquire 37,351,824 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments; (ii) a common stock purchase warrant (the "July Warrants") to acquire 11,080,396 Shares, at an exercise price of $0.001 per Share subject to certain adjustments, (iii) a common stock purchase warrant (the "December 2006 Warrant") to acquire 7,831,638 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments and (iv) 1,632,119 Shares. The June 2006 Warrant and the July Warrants contain an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The

December 2006 Warrant contains an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Fund upon at least 61 days prior notice to the Company, and with respect to the June 2006 Warrant and the December 2006 Warrant only, the Issuance Limitation shall also automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). Under certain circumstances, the Warrants may be convertible into Series E Preferred Convertible Shares, which are convertible into the same number of Shares as the Warrants. The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens US and Valens Off. I are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the Fund Valens US and Valens Off. I reported in this
Schedule 13G, as amended.

Item 1(a).  Name of Issuer: TRUEYOU.COM, INC.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            Building No. 501, Fifth Floor, 7 Corporate Park, Norwalk, CT 06851

Item 2(a).  Name of Person Filing: Laurus Master Fund, Ltd.

         This Schedule 13G, as amended, is also filed on behalf of Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Laurus Capital Management, LLC, a Delaware limited liability company, Valens Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC, and share sole voting and investment power over the shares owned by Laurus Master Fund, Ltd., Valens U.S. SPV I, LLC, and Valens Offshore SPV I, Ltd. Information related to each of Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Laurus Capital Management, LLC, a Delaware limited liability company, Valens Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin is set forth on Appendix A hereto.


Item 2(b). Address of Principal Business Office or if none, Residence: c/o Laurus Capital Management, LLC,
            335 Madison Avenue, 10th Floor, New York, NY 10017

Item 2(c).  Citizenship: Cayman Islands

Item 2(d).  Title of Class of Securities: Common Stock

Item 2(e).  CUSIP Number: 897876108

Item 3.     Not Applicable

Item 4.     Ownership:

            (a) Amount Beneficially Owned: 1,837,016 shares of Common Stock*

            (b) Percent of Class: 9.99%*

            (c) Number of shares as to which such person has:

                (i) sole power to vote or to direct the vote: 0 shares of Common Stock*

                (ii) shared power to vote or to direct the vote: 1,837,016 shares of Common Stock*

                (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock*

                (iv)  shared power to dispose or to direct the disposition of:
                        1,837,016 shares of Common Stock*

--------------------------------------------------------------------------------
         * Based on 18,388,557 shares of common stock, par value $0.001 per share (the "Shares") outstanding of TrueYou.Com, Inc., a Delaware corporation (the "Company") as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 29,2007. As of December 31, 2007, Laurus Master

Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV I, Ltd. ("Valens Off. I," and together with the Fund and Valens US, the "Investors") held (i) a common stock purchase warrant (the "June 2006 Warrant") to acquire 37,351,824 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments; (ii) a common stock purchase warrant (the "July Warrants") to acquire 11,080,396 Shares, at an exercise price of $0.001 per Share subject to certain adjustments, (iii) a common stock purchase warrant (the "December 2006 Warrant") to acquire 7,831,638 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments and (iv) 1,632,119 Shares. The June 2006 Warrant and the July Warrants contain an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The December 2006 Warrant contains an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Fund upon at least 61 days prior notice to the Company, and with respect to the June 2006 Warrant and the December 2006 Warrant only, the Issuance Limitation shall also automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). Under certain circumstances, the Warrants may be convertible into Series E Preferred Convertible Shares, which are convertible into the same number of Shares as the Warrants. The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens US and Valens Off. I are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the Fund Valens US and Valens Off. I reported in this
Schedule 13G, as amended.

Item 5.     Ownership of Five Percent or Less of a Class: Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person: Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities: Not applicable

Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               February 14, 2008
                                               ---------------------------------
                                               Date


                                               LAURUS MASTER FUND, LTD.


                                               /s/ Eugene Grin
                                               ---------------------------------
                                               Eugene Grin
                                               Director

APPENDIX A


A.    Name:                  Valens U.S. SPV I, LLC, a Delaware limited
                             liability company
      Business Address:      335 Madison Avenue, 10th Floor,
                             New York, New York 10017
      Place of Organization: Delaware

B.    Name:                  Valens Offshore SPV I, Ltd., a closed-ended company
                             incorporated with limited liability in Delaware
      Business Address:      335 Madison Avenue, 10th Floor,
                             New York, New York 10017
      Place of Organization: Delaware

C.    Name:                  Laurus Capital Management, LLC, a Delaware limited
                             liability company
      Business Address:      335 Madison Avenue, 10th Floor,
                             New York, New York 10017
      Place of Organization: Delaware

D.    Name:                  Valens Capital Management, LLC, a Delaware limited
                             liability company
      Business Address:      335 Madison Avenue, 10th Floor,
                             New York, New York 10017
      Place of Organization: Delaware

E.    Name:                  Eugene Grin
      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017
      Principal Occupation:  Director of Laurus Master Fund, Ltd.
                             Principal of Laurus Capital Management, LLC
      Citizenship:           United States

F.    Name:                  David Grin
      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017
      Principal Occupation:  Director of Laurus Master Fund, Ltd.
                             Principal of Laurus Capital Management, LLC
      Citizenship:           Israel

Each of Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Laurus Capital Management, LLC, Valens Capital Management, LLC, Eugene Grin and David Grin hereby agrees, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.


Valens U.S. SPV I, LLC


/s/ Eugene Grin
---------------------------------
Eugene Grin
Principal
February 14, 2008


Valens Offshore SPV I, Ltd.


/s/ Eugene Grin
---------------------------------
Eugene Grin
Principal
February 14, 2008


Laurus Capital Management, LLC


/s/ Eugene Grin
---------------------------------
Eugene Grin
Principal
February 14, 2008


Valens Capital Management, LLC


/s/ Eugene Grin
---------------------------------
Eugene Grin
Principal
February 14, 2008


/s/ David Grin
---------------------------------
David Grin, on his individual behalf
February 14, 2008


/s/ Eugene Grin
---------------------------------
Eugene Grin, on his individual behalf
February 14, 2008